UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 1-35016

SGOCO Group, Ltd.

UNIT 1614, NORTH TOWER,

CONCORDIA PLAZA

NO 1 SCIENCE MUSEUM ROAD

TSIM SHA TSUI EAST, KOWLOON

HONG KONG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Other Information

On June 26, 2018, SGOCO Group, Ltd. (the “Company”) held an Annual Meeting of Shareholders to vote on the following proposals, each of which were approved by the shareholders:

1.             To ratify and approve the appointment of Centurion ZD CPA Limited as auditor of the Company for the fiscal year ending December 31, 2018, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

2.	To elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association:

a.	Mark LAU
b.	Pui Kiu LAU
c.	Wood Shing Kei SZE
d.	Wang Tai Dominic LI
e.	Hok Fung WAI

3.             To amend the Company’s Memorandum of Association to increase the authorized share capital of the Company from US$201,000 divided into 50,000,000 ordinary shares of par value US$0.004 and 1,000,000 preferred shares of par value US$0.001 each to US$2,010,000 by the creating of 450,000,000 ordinary shares of par value US$0.004 each and 9,000,000 preferred shares of par value US$0.001 each such that the share capital of the Company shall be divided into 500,000,000 ordinary shares of par value US$0.004 and 10,000,000 preferred shares of par value US$0.001 each (the “Increase”).

4.             To amend by special resolution the capital clause of the Memorandum of Association to reflect the Increase and that the amended and restated Memorandum of Association in the form attached hereto be approved and adopted in substitution for and to the exclusion of the existing Memorandum of Association of the Company.

Mr. Wood Shing Kei SZE will serve as the Chairman of the Company’s Audit Committee and a member of the Compensation Committee

Mr. Mark LAU will serve as the Chairman of Compensation Committee, members of Audit Committee and Nominating Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: June 26, 2018	By: /s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer